Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2013 and 2012

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“SmytheRatcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 27, 2014

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

			December 31,
	Notes	2013		2012

ASSETS

CURRENT ASSETS
Cash		$ 50		$ 170
Receivables and prepaids	14	105		170
Total Current Assets		155		340

NON-CURRENT ASSETS
Mineral property interests	7	12,330		13,544
Equipment	8	3		5
Long-term investments	9	-		94
Total Non-Current Assets		12,333		13,643
Total Assets		$ 12,488		$ 13,983

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	$ 945		$ 720
Notes payable	10	131		-
Flow-through obligations	11	-		209
Total Liabilities		1,076		929

SHAREHOLDERS' EQUITY
Share capital	12	60,178		59,682
Reserve for share-based payments		590		836
Accumulated other comprehensive (loss) income		(702)		62
Deficit		(48,654)		(47,526)
Total Shareholders' Equity		11,412		13,054
Total Liabilities and Shareholders' Equity		$ 12,488		$ 13,983

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

			Years ended December 31,
	Notes	2013	2012	2011

Expenses:
Amortization		$ 1	$ 2	$ 3
Corporate development		19	26	46
Employee and director remuneration	14	452	521	424
General and administrative	13 and 14	223	289	296
Shareholder relations		111	227	80
Share-based payments	12(c) and 14	72	168	241

Loss before the undernoted		(878)	(1,233)	(1,090)

Derecognition of accounts payable	11	99	-	-
Derecognition of flow-through obligations	11	213	-	-
Gain from disposition of available-for-sale securities	6	-	77	-
Interest and finance charges	10 and 11	(17)	(56)	(20)
Foreign exchange gain (loss)		4	33	(15)
Due diligence costs on asset acquisition		-	-	(60)
Write-down of long term investments		(91)	-	-
Write-off of receivable and tax recoveries	14	(54)	-	(25)
Write-off of mineral property interests, net of recoveries	7	(653)	(27)	-

Loss before income tax		(1,377)	(1,206)	(1,210)

Deferred income tax recovery	12(b)(iv)	-	-	1

Net loss for the year		(1,377)	(1,206)	(1,209)

Other comprehensive (loss) income:
Items that may be reclassified into profit or loss:
Unrealized (loss) gain on available-for-sale securities	6	-	(4)	71
Realized gain from disposition of available-for-sale securities		-	(77)	-
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(764)	197	(135)

Comprehensive loss for the year		$ (2,141)	$ (1,090)	$ (1,273)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding		113,830,108	97,408,679	93,162,401

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

					Accumulated
		Share Capital		Reserve for	Other
	Number of			Share-Based	Comprehensive
	Shares		Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2010	90,985,890		$ 57,685	$ 1,259	$ 10	$ (46,975)	$ 11,979

Conversion of convertible debenture	1,282,051		291	-	-	-	291
Property acquisition	215,580		24	-	-	-	24
Exercise of stock options	299,000		54	(22)	-	-	32
Exercise of warrants	1,313,650		205	-	-	-	205
Renunciation of flow-through expenditures	-		(1)	-	-	-	(1)
Share-based payments	-		-	241	-	-	241
Expiry of stock options	-		-	(397)	-	397	-
Effect from change in functional currency	-		-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-		-	-	71	-	71
Foreign currency translation adjustment	-		-	-	(135)	-	(135)
Elimination of derivative liability	-		-	-	-	1,082	1,082
Net loss for the year	-		-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171		58,258	1,081	(54)	(46,815)	12,470

Private placement, net of share issue costs	15,800,000		1,460	-	-	-	1,460
Exercise of stock options	346,000		61	(25)	-	-	36
Share-based payments	-		-	168	-	-	168
Expiry of stock options	-		-	(489)	-	489	-
Finders fee warrants	-		(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-		-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-		-	-	(77)	-	(77)
Foreign currency translation adjustment	-		-	4	197	6	207
Net loss for the year	-		-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171		59,682	836	62	(47,526)	13,054
Private placement, net of share issue costs	1,600,000		155	-	-	-	155
Property acquisition	2,000,000		196	-	-	-	196
Exercise of stock options	769,000		116	(40)	-	-	76
Exercise of share appreciation rights	207,024		29	(34)	-	5	-
Share-based payments	-		-	72	-	-	72
Expiry of stock options	-		-	(236)	-	236	-
Other comprehensive income:
Foreign currency translation adjustment	-		-	(8)	(764)	8	(764)
Net loss for the year	-		-	-	-	(1,377)	(1,377)
Balance, December 31, 2013	114,818,195		$ 60,178	$ 590	$ (702)	$ (48,654)	$ 11,412

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2013	2012	2011

Cash provided from (used by):

Operations:
Net loss for the year	$ (1,377)	$ (1,206)	$ (1,209)
Items not involving cash:
Accrued interest	17	10	10
Amortization	1	2	3
Share-based payments	72	168	241
Derecognition of accounts payable	(99)	-	-
Derecognition of flow-through obligations	(213)	-	-
Gain on disposition of available-for-sale securities	-	(77)	-
Deferred income tax recovery	-	-	(1)
Unrealized currency translation gain	-	(53)	-
Write-down of long term investment	91	-	-
Write-off of mineral property interest	653	27	-
Write-off of receivable and tax recoveries	54	-	25
	(801)	(1,129)	(931)
Changes in non-cash working capital items:
Receivables and prepaids	11	(78)	(12)
Accounts payable and accrued liabilities	322	196	(8)
Flow-through obligations	-	-	(39)
Cash used by operating activities	(468)	(1,011)	(990)

Financing:
Issuance of common shares, net of share issuance costs	231	1,496	528
Proceeds from demand loans	126	358	-
Repayment of demand loans	-	(450)	-
Cash provided from financing activities	357	1,404	528

Investing:
Proceeds from royalty receivable	-	-	50
Proceeds from disposition of available-for-sale securities	-	92	-
Mineral property interests, net of recoveries	(9)	(360)	(435)
Disposition of asset held for sale, net of acquisition	-	-	300
Cash used by investing activities	(9)	(268)	(85)

(Decrease) increase in cash	(120)	125	(547)
Cash, beginning of year	170	45	592

Cash, end of year	$ 50	$ 170	$ 45

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

			Years ended December 31,
	Notes	2013	2012	2011

Non-cash financing and investing activities:

Issuance of shares for mineral property interests	7(a)(iii)	$ 196	$ -	$ 24

Fair value allocated to common shares issued on exercise of:
Stock options		40	25	22
Share appreciation rights		29	-	-

Expiration of stock options		236	489	397

Fair value of finder's fee warrants		-	97	-

Income taxes paid		-	-	-

Interest paid		-	51	9

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $1,377,000 (2012 - $1,206,000 and 2011 - $1,209,000), and has a deficit of $48.7 million as at December 31, 2013 (December 31, 2012 - $47.5 million). Furthermore, the Company has working capital deficiency of $921,000 as at December 31, 2013 (December 31, 2012 - $589,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 25, 2014.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(d)	Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB but are not yet effective. All of the new and revised standards described below may be early adopted.

(i)            IFRS 9 Financial Instruments (2011) (“IFRS 9”)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

-	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances);
-	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss; and
-	All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

(ii)           IFRS 9 Financial Instruments (2010) (“IFRS 9”)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iii)	IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013) (“IFRS 9”)

A revised version of IFRS 9 which:

-	introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures;
-	permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss; and
-	removes the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

This standard has no stated effective date.

(iv)         IFRIC 21 Levies (“IFRIC 21”)

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies:

-	The liability is recognized progressively if the obligating event occurs over a period of time; and
-	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

IFRIC 12 applies to annual periods beginning on January 1, 2014.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(v)           Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amendments to IAS 32 Financial Instruments: Presentation clarify certain aspects because of diversity in application of the requirements on offsetting and focus on four main areas:

•         the meaning of “currently has a legally enforceable right of set-off”,

•         the application of simultaneous realization and settlement,

•         the offsetting of collateral amounts, and

•         the unit of account for applying the offsetting requirements.

Amendments to IAS 32 are applicable to annual periods beginning on January 1, 2014.

(vi)          Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amendments to IAS 36 Impairment of Assets are to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The amendments are applicable to annual periods beginning on January 1, 2014.

(vii)         Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

Amendments to IAS 39 Financial Instruments: Recognition and Measurement are to make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(viii)        Annual Improvements 2010-2012 Cycle

These annual improvements make amendments to the following standards:

-	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”;
-	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date;
-	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly;
-	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only);
-	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and
-	IAS 24 — Clarify how payments to entities providing management services are to be disclosed

These amendments are applicable to annual periods beginning on or after July 1, 2014.

(ix)          Annual Improvements 2011-2013 Cycle

These annual improvements make amendments to the following standards:

-	IFRS 1 — Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only)
-	IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself
-	IFRS 13 — Clarify the scope of the portfolio exception in paragraph 52
-	IAS 40 — Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

These amendments are applicable to annual periods beginning on or after July 1, 2014.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early-adopt them.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its significant subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

(i)            Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss. The Company does not have any assets classified as HTM investments.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i)            Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

(ii)           Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iii)          Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(iv)          Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v) Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Mineral property interests: (continued)

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at a rate of 30% annually.

(e)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(g)	Flow-through common shares: (continued)

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 12(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(i)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Environmental rehabilitation: (continued)

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(j)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables and prepaids as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures and goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2014.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)            Foreign currency risk: (continued)

At December 31, 2013, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$ 48
Accounts payable and accrued liabilities	(852)

Net assets (liabilities)	$ (804)

Based upon the above net exposure as at December 31, 2013 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $80,400 in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company held no marketable securities at December 31, 2013.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Marketable Securities

		December 31,
	2013		2012

Balance, begin of year	$ -		$ 93
Realized gain from disposition of available-for-sale securities	-		(77)
Disposition of available-for-sale securities at cost	-		(14)
Foreign currency translation adjustment	-		(2)
Balance, end of year	$ -		$ -

The quoted market value of shares of a company was $Nil at December 31, 2013 (December 31, 2012 - $Nil), as these shares were disposed in January and February 2012 for gross proceeds of $92,000.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2011	$ 3,900	$ 67	$ 6	$ 146	$ 4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	3,905	210	-	174	4,289
Additions	-	212	-	-	212
Foreign currency translation adjustment	(13)	(14)	-	(11)	(38)
Write-off	-	-	-	(163)	(163)
Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ -	$ 4,300

Deferred Exploration Expenditures:

Balance, December 31, 2011	$ 8,285	$ 106	$ 15	$ 423	$ 8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	-	243
Write-off	-	-	(21)	10	(11)
Balance, December 31, 2012	8,643	117	-	495	9,255
Additions (recoveries), net of recoveries	17	(18)	-	10	9
Foreign currency translation adjustment	(722)	(7)	-	(32)	(761)
Write-off	-	-	-	(473)	(473)
Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ -	$ 8,030

Mineral property interests:
Balance, December 31, 2012	$ 12,548	$ 327	$ -	$ 669	$ 13,544
Balance, December 31, 2013	11,830	500	-	-	12,330

(a)	Canada:

(i)            New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2013 include a reclamation bond for $237,000 (December 31, 2012 - $253,000).

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)           Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011. In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012. If the Company did not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$25,000 were paid in 2012 (2011 - CAD$75,000) for property option payments. In 2012, the Company paid CAD$25,000 in cash as the annual advance NSR royalty for the Tay-LP property, whereas in 2011 the Company issued 215,580 common shares at a value of CAD$0.116 per common share for CAD$25,000.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)           Tay-LP: (continued)

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 has been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

The Company decided not to proceed with any further expenditure on the Tay LP property which was written off on December 31, 2013.

(iii)          Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid in 2013 (2012 - $75,000). In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(iv)          Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off its mineral property interest in Devil’s Thumb in the third quarter of fiscal 2012.

(b)	Expenditure options:

As at December 31, 2013, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Number of
Shares

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(c)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(d)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(e)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2011	$ 10	$ 3	$ 7
Additions	-	2	(2)
Balance, December 31, 2012	10	5	5
Additions	-	1	(1)
Foreign currency translation adjustment	(1)	-	(1)
Balance, December 31, 2013	$ 9	$ 6	$ 3

9.	Long-Term Investments

As at December 31, 2013, the Company had an interest of 7% in Aztec (December 31, 2012 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost in 2012.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Notes Payable

	December 31,
	2013	2012

Balance, begin of year	$ -	$ 88

Add:
Proceeds from demand loans	126	358
Accrued interest during the period	6	32
Foreign currency translation adjustment	(1)	4
	131	394
Less:
Repayment of:
Principal	-	424
Loan bonus	-	7
Interest	-	51
	-	482

Balance, end of year	$ 131	$ -

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director at that time, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

In fiscal 2012, the Company arranged demand loans of $358,000 from certain directors and an officer of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In 2012, the Company repaid all principal, bonus and interest in full settlement of outstanding demand loans.

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Derecognition of Liabilities

Pursuant to an audit by the Canada Revenue Agency (the “CRA”), which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 was disqualified as CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interests related to the indemnities. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification.

The Company also derecognized a provision of $99,000 from writing off certain liabilities related to an exploration project which was written off in 2008.

12.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. A portion of the private placement may be brokered. Finders’ fees of up to 7% in cash or warrants may be payable on portions of the private placement. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees.

(ii)	In May 2013, the Company issued 2 million shares at a value of CAD$0.10 per share for the acquisition of 100% interests in the Windfall Hills properties. Note 7(a)(iii) provides further details.

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(b)	Issued: (continued)

(iii)	On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants, until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(iv)	In February 2011, the Company issued a convertible debenture for CAD$300,000 with an interest-free loan, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately CAD$1,200.

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property. Note 7(a)(ii) provides further details.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 8,325,000 common shares are outstanding as at December 31, 2013. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	9,999,000	$0.15	10,115,000	$0.24	9,410,000	$0.31
Granted	2,000,000	$0.08	2,860,000	$0.12	2,220,000	$0.14
Exercised	(769,000)	$0.10	(346,000)	$0.10	(299,000)	$0.11
Cancelled for share appreciation rights	(700,000)	$0.10	-	$0.00	-	$0.00
Forfeited	(160,000)	$0.12	(145,000)	$0.13	(16,000)	$0.10
Expired	(2,045,000)	$0.25	(2,485,000)	$0.49	(1,200,000)	$0.69
Outstanding balance, end of year	8,325,000	$0.11	9,999,000	$0.15	10,115,000	$0.24

Exercise price range (CAD$)	$0.08 - $0.145		$0.10 - $0.29		$0.10 - $0.74

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2013:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2013	(Number of Years)	(CAD$)	Dec 31, 2013	(Number of Years)	(CAD$)

$0.11	1,220,000	0.54	$0.11	1,220,000	0.54	$0.11
$0.10	1,955,000	1.69	$0.10	1,955,000	1.69	$0.10
$0.135	1,815,000	2.51	$0.135	1,815,000	2.51	$0.135
$0.145	1,335,000	3.46	$0.145	0	-	-
$0.08	2,000,000	4.48	$0.08	800,000	4.48	$0.08
	8,325,000	2.66	$0.11	5,790,000	2.09	$0.11

During the year ended December 31, 2013, the Company recognized share-based payments of $72,000 (2012 - $168,000 and 2011 - $241,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the year. Share-based payments are segregated between directors and officers, employees and consultants as follows:

		December 31,
	2013	2012	2011

Directors and officers	$ 76	$ 95	$ 225
Employees	5	7	16
Consultants	(9)	66	-

	$ 72	$ 168	$ 241

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2013	2012	2011

Number of stock options granted	2,000,000	2,860,000	2,220,000
Fair value of stock options granted (CAD$)	$0.06	$0.09	$0.11

Market price of shares on grant date (CAD$)	$0.08	$0.14	$0.14
Pre-vest forfeiture rate	3.54%	1.03%	1.43%
Risk-free interest rate	1.71%	1.17%	2.22%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	117%	113%	108%
Expected option life in years	4.52	2.93	4.86

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In July 2011, the Company granted 2,220,000 stock options to directors, officers and employees with an exercise price of CAD$0.135 and an expiry date of July 6, 2016, and which were subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In March 2012, the Company granted 1,400,000 stock options to directors, officers, employees and consultants with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which were subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2013.

In June 2013, the Company granted 2,000,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants:

On January 31, 2014, the Company issued 9 million warrants with an exercise price of CAD$0.10 and an expiry date of January 31, 2016 pursuant to a private placement. Note 12(b)(i) provides further details.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees. Note 12(b)(i) provides further details.

At December 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

		16,704,000	1,600,000	-	-	18,304,000

(1)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 12(b)(iii) provides further details.

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

(1)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 12(b)(iii) provides further details.

(3)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	(202,160)	-
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,375,470)	4,250,000

(e)	Common shares reserved for issuance at December 31, 2013:

Number of Shares

Stock options (Note 12(c))	8,325,000
Warrants (Note 12(d))	18,304,000

Balance, December 31, 2013	26,629,000

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	General and Administrative

		Years ended December 31,
	2013	2012	2011

General and Administrative:
Accounting and audit	$ 24	$ 67	$ 71
Legal	30	32	80
Office and sundry	54	51	42
Regulatory	58	73	52
Rent	57	66	51
	$ 223	$ 289	$ 296

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2013, 2012 and 2011:

					Net balance receivable (payable)
		Years ended December 31,			as at December 31,
	2013	2012	2011	2013		2012

Key management compensation:
Executive salaries and remuneration (1)	$ 428	$ 592	$ 473	$ (222)		$ -
Directors fees	29	35	40	(201)		(185)
Share-based payments	76	89	212	-		-
	$ 533	$ 716	$ 725	$ (423)		$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 67	$ 82	$ 72	$ (158)		$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	59	36	55	(108)		(11)

Write-down of long-term investments (4)	91	-	-	-		-

Write-off of receivables (5)	54	-	-	-		-

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100. Note 9 provides further details.

(5) The Company wrote-off receivables from Aztec and BYG in 2013.

The above transactions are incurred in the normal course of business.

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2013	2012

Loss for the year	$ (1,377)	$ (1,206)
Canadian statutory tax rate	26.0%	25.0%

Income tax benefit computed at statutory rates	$ (358)	$ (302)
Temporary differences	11	(82)
Items non-deductible for income tax purposes	19	42
Unused tax losses and tax offsets not recognized in tax asset	437	411
Effect of change in tax rate	(109)	(69)

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2013 and 2012 are presented below:

December 31,
	2013		2012

Deferred tax assets
Capital losses carried forward	$ -		$ -
Tax value over book value of equipment	-		-
Deferred tax assets	-		-

Deferred tax liabilities
Book value over tax value of marketable securities	-		-
Book value over tax value of mineral properties	-		-
Deferred tax liabilities	-		-

Net deferred tax assets	$ -		$ -

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

		December 31,
	2013		2012

Non-capital losses	$ 8,754		$ 8,761
Capital losses	10		10
Available for sale securities	55		12
Share issue costs	190		272
Tax value over book value of mineral properties	959		345
Tax value over book value of equipment	1,560		1,669
Unrecognized deductible temporary differences	$ 11,528		$ 11,069

As at December 31, 2013, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2014	$ 722
2015	88
2026	783
2027	1,727
2028	791
2029	1,681
2030	953
2031	876
2032	1,140
2033	598

$ 9,359

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Subsequent Events

In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American (the “Transaction”).

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash flow from production. Subject to due diligence, the Company and Pan American are of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

The structure of the proposed Transaction remains subject to review and consultation by the parties; however, the LOI anticipates that the Company would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of the Company and 0.25 of a warrant of the Company (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implies a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounts for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American has granted the Company a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI terminates on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, the Company has agreed to pay $100,000 (the “Funds”) to Pan American, following TSX approval. Pan American has agreed to repay the Funds to the Company in the event that (a) the Company terminates the LOI or determines not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminates the LOI or determines not to proceed with the Transaction for any reason.

The Company plans to use commercially reasonable efforts to raise up to $1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement is completed, the parties have agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, the Company would lend Pan American up to a total of $250,000 prior to closing of the Transaction.

Following the completion of the Transaction, Pan American will have the right to nominate two persons to the board of directors of the combined company. The remainder of the board will be nominees of the Company.

The Transaction remains subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction will be subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement will include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Bruce Bried

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Gregg Wilson ~ Vice-President, Investor Relations

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Vector Corporate Finance Lawyers

REGISTERED OFFICE                      #1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-BB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 42